QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.6

        news release

FALCONBRIDGE RESPONDS TO REVISED XSTRATA OFFER

TORONTO, ONTARIO, July 19, 2006 — Falconbridge Limited (TSX, NYSE: FAL) is reviewing the details of Xstrata plc's announcement indicating that it intends to increase its offer for Falconbridge to C$62.50 per common share in cash and waive the minimum tender condition. Under the terms of the offer, the Falconbridge shareholders will also receive the special cash dividend of C$0.75 per common share declared by Falconbridge on July 16, 2006, representing total proceeds of C$63.25 per Falconbridge common share. The revised Xstrata offer will expire on August 14, 2006 and is subject to approvals from Xstrata shareholders and Investment Canada.

The Falconbridge Board of Directors will evaluate the terms of the revised Xstrata offer and provide Falconbridge shareholders with a formal recommendation as soon as it has completed its analysis.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning Inco's offer to acquire all of the common shares of Falconbridge and the anticipated timing for completion of such offer and ancillary transactions upon the requisite regulatory approvals having been obtained. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about all of the conditions to the Inco offer being met and the successful completion of a second step business combination transaction.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this News Release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Falconbridge Limited
Denis Couture, Senior Vice-President, Investor Relations, Communications and Public Affairs
(416) 982-7020
(416) 982-7242 (FAX)
denis.couture@falconbridge.com
www.falconbridge.com

QuickLinks

FALCONBRIDGE RESPONDS TO REVISED XSTRATA OFFER